UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 24, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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October 24, 2018 Earnings Conference Call – 3Q18

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Key Highlights Pulp Market 3Q18 Results Cash Production Cost Indebtedness Liquidity Net Income Free Cash Flow 4 5 6 7 9 10 11 8

Key Highlights

Fibria

Operational Results	• 3Q18: Record Net Revenues: R$5,836 mn | Record EBITDA: R$3,269 mn | Record EBITDA margin(1): 63% | FCF(2): R$1,540 mn | Cash cost: R$584/t. • LTM: Record Net Revenues: R$18,298 mn | Record EBITDA: R$9,574 mn | Record EBITDA margin(1): 59% | Record FCF(2): R$3,960 mn| Cash cost: R$627/t.
Pulp Market	• Sales volume reached 2 million tons in the quarter. • Spread between softwood and hardwood at US$180/t in Europe. • Tissue demand growth at 7.6% in China in the 7M18 vs 7M17.
Indebtedness	• Cash on hand(3) of R$8.8 billion (US$2.2 billion). • Leverage reduction to 1.18x in US$ (1.33x in R$), lowest level since Fibria's inception. • Interest coverage (LTM EBITDA/LTM net interest) at 11.2x. • Waiver approval to the rights to declare the early maturity on CRAs for six of nine series, totaling R$3.3 billion. • VOTO IV Bond redemption to be settled on October 30, 2018.

(1) Not considering the effect of Klabin sales. | (2) Not considering capex related to Horizonte 2 Project, land acquisition, pulp logistics and dividends. Includes one-off effects of land acquisition and Horizonte 2 Project disbursements in the working capital. (3) Does not consider the MtM of hedge transactions.

4

Pulp Market 5 Prices(1) and Spread BHKP vs. NBSK (US$/t) – Europe and China Net revenues distribution – 3Q18(4) Tissue in China (January to July)(3) (4)Considers Klabin volumes By region By end-use (1)Source: FOEX Prices (US$) Spread (US$) (3)Source: PPPC Global Tissue Report (Jul/2018 Jul/2017 Jul/2016) (2)Source: PPPC G100 – August/2018 Hardwood investories (days)(2) Avg=41 Europe 32% North America 14% Asia 45% LatAm 9% -20 0 20 40 60 80 100 120 140 160 180 200 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 550 600 650 700 750 800 850 900 950 1000 1050 1100 BHKP (Europe) BHKP (China) Spread v.s. NBSK (Europe) Spread vs. NBSK (China) 50% 37% 13% Tissue Printing & Writing Specialties 6.0% 6.4% 7.6% 5.7% 6.7% 6.7% 2016 2017 2018 Tissue Demand Growth Tissue Roll Production Growth 40 31 33 35 37 39 41 43 45 47 49 Apr-13 Jul-13 Oct-13 Jan-14 Apr-14 Jul-14 Oct-14 Jan-15 Apr-15 Jul-15 Oct-15 Jan-16 Apr-16 Jul-16 Oct-16 Jan-17 Apr-17 Jul-17 Oct-17 Feb-18 May-18 Aug-18

3Q18 Results 6 EBITDA (R$ million) and EBITDA Margin (%) EBITDA(3) (R$ million) EBITDA Margin(3) Avg. FX (R$/US$) Net pulp price (US$/t) Pulp Production and Sales(1) (‘000 t) Net Revenues(2) (R$ million) 3.60 3.95 Avg. FX (1)Sales include Klabin volumes. (2)Considers Klabin volumes. (3)Not considering the effect of Klabin sales. Klabin Volume Avg. Net Price - Export (US$ /t) 751 749 24% 148 186 3.16 616 229 49% 57% 55% 58% 63% 604 653 710 737 739 3.16 3.25 3.25 3.60 3.95 2,844 4,722 5,836 3Q17 2Q18 3Q18 1,449 1,600 1,809 1,475 1,768 1,988 3Q17 2Q18 3Q18 Production Sales 1,256 1,981 1,824 2,499 3,269 3Q17 4Q17 1Q18 2Q18 3Q18

Cash Production Cost (R$/t) – 3Q18 7 Cash prodution cost ex-downtimes (R$/t) 3Q18 vs. 2Q18 Av. distance (km): 148 US$/t Utilities Results: 3Q17: R$44/t 2Q18: R$37/t 3Q18: R$67/t 193 257 265 260 205 266 Significant H2 contribution 610 585 (26) (23) (11) (10) 23 24 (3) 3Q17 Wood Energy sales Fixed cost dilution Chemicals and energy consumption Chemicals and energy prices FX Others 3Q18 610 546 626 629 584 (27) (25) (11) 6 12 3Q17 4Q17 1Q18 2Q18 Energy sales Chemicals and energy consumption Wood Energy prices and others Exchange rate 3Q18

3Q18 Indebtedness 8 (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period. (2) LTM EBITDA/LTM net interest - excludes capitalized interest effect. Interest gross expense Leverage in US$ (Net debt/EBITDA LTM) Interest expense/revenue (US$ million) and Interest coverage(2) Interest on financial investments Gross debt and Cash position (million) CRA CRA Interest Coverage (x)(2) CRA CRA CRA CRA Average maturity: 57 months Average cost(1): 4.3% a.a. Net debt (million) H2 Capex H2 Start-up 55 months 3.9% a.a. 7,219 8,630 1,872 2,155 Jun/18 Sep/18 Cash Position R$ US$ 1.95 1.58 1.78 1.86 2.10 2.64 3.30 3.79 3.75 3.28 2.41 2.02 1.58 1.18 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 350 268 200 144 209 347 324 78 45 39 39 59 108 80 2012 2013 2014 2015 2016 2017 LTM3T18 13,804 12,721 3,580 3,177 Jun/18 Sep/18 R$ US$ 21,023 21,351 5,452 5,332 Jun/18 Sep/18 Gross Debt R$ US$ 4.3 5.8 7.3 15.4 7.2 6.5 11.2 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt

Liquidity 9 Liquidity(1) and debt amortization schedule (US$ million) Not including negative US$44 million related to MtM of hedge transactions. (2) Capex to be disbursed (cash) related to Horizonte 2 Project. (3) Released due to the agreement with Klabin. (4) R$/US$4.0039 Funding Horizonte 2 (US$ million)(4) Capex to be executed(2): US$46 mn Funding to be withdrawn: US$80 mn (3) 2,200 250 2,450 177 531 525 654 662 536 735 744 68 701 Liquidez 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Pre-payment BNDES NCE Bonds Finnvera CRA and others Cash on hand (1) Revolver 350 1,746 169 462 131 355 279 80 3 77 Pre-payment CRA BNDES FDCO ECA Working capital Total Received To be withdrawn 3 – 4Q18 3Q15 3Q15 77 – 4Q18 4Q17 1,826

Net Income (R$ million) – 3Q18 10 (1) (1) Includes other Exchange rate/monetary variations other financial income/expense and other operating income/expenses. Non-recurring effects 3,269 1,130 (493) (95) (222) (748) (557) (24) Adjusted EBITDA FX Debt MtM hedge Net interest Deprec., amortiz. and depletion Income Taxes Others Net income ? ?

Free Cash Flow – FCF(1) 3Q18 e LTM (R$ milllion) 11 3Q18 LTM (1) Not considering Horizonte 2 capex (3Q18: R$47 mn LTM: R$616 mn), pulp logistics projects (3Q18: R$35 mn LTM: R$215 mn), dividends (LTM: R$260 mn) and non recurrent land acquisition (LTM: R$424 mn). (2) Includes interest from the settlement of na Export Credit Note in the amount of R$123 million. FCL yield in US$ at 10.8% Record Temporary and non-recurrent effect on accounts receivable 3,269 1,540 (707) (344) (612) (39) (27) Adjusted EBITDA Capex (ex-H2, pulp logistics and land acquisition) Net interest(2) Working Capital Income Taxes Others FCF 9,574 3,960 (2,470) (979) (2,044) (67) (55) Adjusted EBITDA Capex (ex-H2, pulp logistics and land acquisition) Net interest(2) Working Capital Income Taxes Others FCF

12 Relações com Investidores: Website: www.fibria.com.br/ir E-mail: ir@fibria.com.br Tel: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO